                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)


                              PacificNet.com, Inc.
                    ----------------------------------------
                                (Name of Issuer)


                                  Common Stock.
                    ----------------------------------------
                         (Title of Class of Securities)


                                   69511V 10 8
                    ----------------------------------------
                                 (CUSIP Number)


                                    B2B Ltd.
                            52/F Bank of China Tower
                                  1 Garden Road
                                    Hong Kong
                                 (852) 2514 0300
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications


                               September 28, 2000
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

CUSIP NO. 69511V 10 8          SCHEDULE 13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

               B2B Ltd.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
               Hong Kong
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                  0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                     2,413,890
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                     0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                     2,413,890
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
               2,413,890
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
               27.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
               CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 69511V 10 8                 13D
          ---------



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (Entities only)

               China Internet Global Alliance Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     00
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
               Hong Kong
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    2,425,423
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    2,425,423
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
               2,425,423
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
               27.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
               CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 69511V 10 8                 13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (Entities only)

               Oei Hong Leong
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     00
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                     Singapore
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 693,995
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    693,995
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
               693,995
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
               7.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
               IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

United States Securities and Exchange Commission
Washington, D.C. 20549
Amendment No. 1
Schedule 13D



ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock (the "Common Stock") of PacificNet.com, Inc. (f/k/a Creative Master International, Inc.), a Delaware corporation (the "Company"), with its principal executive offices at 29th Floor, 3 Lockhart Road, Wanchai, Hong Kong.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by (i) B2B Ltd., a corporation organized and existing under the laws of Hong Kong, with its principal executive and business offices at 52/F Bank of China Tower, 1 Garden Road, Hong Kong, (ii) China Internet Global Alliance Limited, a corporation organized and existing under the laws of Hong Kong ("CIGAL"), with its principal executive and business offices at 52/F Bank of China Tower, 1 Garden Road, Hong Kong, and (iii) Oei Hong Leong, a citizen of Singapore, who resides at 48A Dalvey Road, Singapore 259452 (collectively, the "reporting persons"). B2B Ltd. is wholly owned by CIGAL. Oei Hong Leong is Chairman and Chief Executive Officer and a principal shareholder of CIGAL.

         The attached Schedule I is a list of the respective executive officers and directors of B2B Ltd. and CIGAL, persons that may be deemed to be controlling persons of B2B Ltd. and CIGAL, and each executive officer and director of any corporation or other person ultimately in control of these reporting persons, which contains the following information with respect to each person listed on such schedule:

         - name and representative through which it acts, if any;
         - residence address or principal business address and, if different, address of principal office;
         - principal business or present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted; and
         - citizenship or place of organization.

         During the past five years, none of the reporting persons nor, to the best knowledge of the reporting persons, any of their respective executive officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         Pursuant to a sale and purchase agreement dated September 28, 2000 entered into by Chip Lian Investments (HK) Limited, Calisan Developments Limited ("Calisan"), Sanion Enterprises Limited, Mr. Oei Hong Leong and Great Decion Limited, Great Decision Limited acquired shares in CIGAL representing 17.45% of its issued share capital through its acquisition of the entire issued share capital of Calisan. In addition, pursuant to a separate sale and purchase agreement dated September 26, 2000 entered into between Mr. Oei Hong Leong, Chip Lian Investments (HK) Limited, Calisan, Sanion Enterprises Limited and Powervote Technology Limited ("Powervote"), as well as a supplemental agreement dated September 28, 2000 entered into by the same parties, Powervote also acquired shares in CIGAL representing 11.55% of its issued share capital. As a result of these transactions, Mr. Oei no longer has any equity interest in CIGAL. Mr. Oei intends at present to retain ownership of the shares of Common Stock owned directly by him as reflected in Item 5 below.

         Other than as described in this Item 4, none of the reporting persons nor any person named on Schedule I hereto has plans or proposals which would result in or relate to (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including by not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, B2B Ltd. directly beneficially owns 2,413,890 shares of Common Stock, representing 27.3% of the class. As of the date hereof, CIGAL indirectly beneficially owned 2,425,423 shares of Common Stock, representing 27.5% of the class, by reason of (1) its 100% ownership of B2B Ltd. and (2) its partial ownership of China Pharmaceutical Industrial Limited, another subsidiary of CIGAL, which directly beneficially owns 11,533 shares of Common Stock as of the date hereof. As of the date hereof, Oei Hong

Leong directly beneficially owned 693,995 shares of Common Stock, representing 7.9% of the class. Oei Hong Leong disclaims beneficial ownership of the shares reported herein as beneficially owned by B2B Ltd. and CIGAL. Immediately following the transaction described in Item 4, assuming it is completed, Oei Hong Leong would continue to directly beneficially own 693,995 shares of Common Stock, representing 7.9% of the class. None of the persons named on Schedule I beneficially owned shares of Common Stock, other than Catherine Ma Wai Man, Director of CIGAL, who beneficially owned 18,104 shares of Common Stock, representing 0.2% of the class and Li Ling Xiu, who beneficially owned 60,347 shares of Common Stock, representing 0.2% of the class and Li Ling Xiu, who beneficially owned 60,347 shares of Common Stock, representing 0.7% of the class.

         (b) B2B Ltd. and CIGAL have shared power to vote and to dispose of 2,413,890 shares of Common Stock. China Pharmaceutical Industrial Limited and CIGAL have shared power to vote and to dispose of 11,533 shares of Common Stock. The executive officers, directors and controlling persons of China Pharmaceutical Industrial Limited, and executive officers and directors of any person ultimately in control of China Pharmaceutical Industrial Limited, are as follows: Lien Kait Long, Li Ling Xiu and Catherine Ma Wai Man of 52/F Bank of China Tower, 1 Garden Road, Hong Kong, and Ian Jame Burton of 2/F 45 Stirling Highway, Nedlands, WA 6009, Australia. Oei Hong Leong has sole power to vote and to dispose of 693,995 shares of Common Stock, Catherine Ma Wai Man has sole power to vote and to dispose of 18,104 shares of Common Stock Li Ling Xiu has sole power to vote and to dispose of 60,347 shares of Common Stock.

         (c) China Pharmaceutical Industrial Limited, located at 52/F, Bank of China Tower, 1 Garden Road, Hong Kong, purchased on the open market 500 shares of Common Stock at US $8.00 per share on August 7, 2000, 3,000 shares of Common Stock at US $8.8542 per share on August 8, 2000, 300 shares at US $8.75 per share on August 11, 2000 and 100 shares of Common Stock at US $8.75 per share on August 15, 2000. As a result of these transactions, China Pharmaceutical Industrial Limited increased its ownership from 7,633 shares to 11,533 shares of Common Stock. Other than as described in Item 4 and as described above, neither the reporting persons nor any person named in
Schedule I effected any transactions in the Company's Common Stock during the past 60 days.

         (d) The reporting persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

         (e) The reporting persons are the beneficial owner of more than 5% of the class.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1) Sale and Purchase Agreement, dated as of 26th September, 2000, among Powervote Technology Limited and Oei Hong Leong, Chip Lian
Investments(HK) Limited, Calisan Developments Limited, and Sanion Enterprises Limited (collectively, "Mr. Oei and his associates").

         2) Supplement Sale and Purchase Agreement dated 28th September, 2000, among Powervote and Mr. Oei and his associates.

         3) Sale and Purchase Agreement, dated 28th September, 2000, among Great Decision Limited and Mr. Oei and his associates.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 18, 2000                       B2B LTD.



                                       By:    /s/ CATHERINE MA
                                              -------------------------------
                                       Name:  Ma Wai Man, Catherine
                                       Its:   Director



October 18, 2000                       CHINA INTERNET GLOBAL ALLIANCE LIMITED



                                       By:    /s/ CATHERINE MA
                                              -------------------------------
                                       Name:  Ma Wai Man, Catherine
                                       Its:   Director



October 18, 2000                       /s/ OEI HONG LEONG
                                       ------------------
                                       OEI HONG LEONG

                                  SCHEDULE 1
                               ----------------

                                                                                PRINCIPAL BUSINESS OR
                                                                                PRESENT PRINCIPAL
                                                                                OCCUPATION OR
                                                                                EMPLOYMENT AND IF
                                                                                APPLICABLE, THE NAME,
                                                                                PRINCIPAL BUSINESS AND
                                                                                ADDRESS OF ANY
                                       RESIDENCE ADDRESS OR                     CORPORATION OR OTHER
NAME AND                               PRINCIPAL BUSINESS ADDRESS               ORGANIZATION IN WHICH
REPRESENTATIVE                         AND IF DIFFERENT, ADDRESS                SAID EMPLOYMENT IS
THROUGHWHICH IT ACTS                   OF PRINCIPAL OFFICE                      CONDUCTED
                                                                                Director
                                                                                China Internet Global Alliance
                                       Flat A, 12/F, Glory Heights,             Limited  & B2B Limited 52/F, Bank of
Ma Wai Man, Catherine                  52 Lyttelton Road, Mid-Level, Hong Kong  China Tower 1 Garden Road, Hong Kong

                                                                                Director
                                                                                China Internet Global Alliance
                                       c/o 52/F, Bank of China Tower, 1         Limited  & B2B Limited 52/F, Bank of
Lien Kait Long                         Garden Road, Hong Kong                   China Tower 1 Garden Road, Hong Kong

                                                                                Director
                                       c/o 52/F, Bank of China Tower, 1         B2B Limited 52/F, Bank of China
Li Ling Xiu                            Garden Road, Hong Kong                   Tower 1 Garden Road, Hong Kong

                                                                                Director
                                                                                China Internet Global Alliance
                                       c/o 52/F, Bank of China Tower, 1         Limited  52/F, Bank of China Tower
Fok Kin Ning Canning                   Garden Road, Hong Kong                   1 Garden Road, Hong Kong

                                                                                Director
                                                                                China Internet Global Alliance
                                       c/o 52/F, Bank of China Tower, 1         Limited  52/F, Bank of China Tower
Feng Chuan Chia                        Garden Road, Hong Kong                   1 Garden Road, Hong Kong

                                                                                Director
                                                                                China Internet Global Alliance
                                       c/o 52/F, Bank of China Tower, 1         Limited  52/F, Bank of China Tower
Tang Wei, Donald                       Garden Road, Hong Kong                   1 Garden Road, Hong Kong

                                                                                Director
                                                                                China Internet Global Alliance
                                       c/o 52/F, Bank of China Tower, 1         Limited  52/F, Bank of China Tower
David Edwin Bussman                    Garden Road, Hong Kong                   1 Garden Road, Hong Kong

                                                                                Director
                                                                                China Internet Global Alliance
                                       c/o 52/F, Bank of China Tower, 1         Limited  52/F, Bank of China Tower
Edith Shih                             Garden Road, Hong Kong                   1 Garden Road, Hong Kong